

January 15, 2015

<u>Via E-mail</u>
Mr. Mick McMullen
Chief Executive Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, MT 59102

> **Re: Stillwater Mining Company**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Response dated January 7, 2015**
> **File No. 001-13053**

Dear Mr. McMullen:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 71

1.   We note your response to our prior comment 3. The proposed disclosure for your Critical Accounting Policies within Management's Discussion and Analysis appears to be a duplication of the accounting policies already disclosed in the footnotes to your financial statements. Please note that the objective of the Critical Accounting Policies within Management's Discussion and Analysis is different from that of the Summary of Significant Accounting policies included in the footnotes to your financial statements; the objective of the Critical Accounting Policy disclosure is to address material implications of uncertainties associated with the methods, assumptions and estimates underlying the

your critical accounting measurements. Refer to FR-72, which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Please modify your proposed disclosure within Management's Discussion and Analysis to eliminate repetition of the accounting policies disclosed elsewhere in your filing and, to the extent not disclosed elsewhere, include disclosure that addresses the specific methods, assumptions and estimates underlying the your critical accounting measurements. If you prefer to include this disclosure elsewhere in your filing, such as your proposed expanded footnote disclosure regarding your 2013 impairments at Marathon and Altar, please consider including a simple cross reference within your Management's Discussion and Analysis to avoid repetition.

2.   We note from your response to our prior comment 4 that the fair value of the Marathon project was determined using the appraised-value method based on assumptions that may not be economic at this point in time, but presumably would be economic at a future point in time under different conditions. Please disclose those significant assumptions underlying your fair value estimate (including geologic, pricing, cost and market participant assumptions) as part of your disclosure of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Refer to FR-72. In your response, please provide us a sample of your proposed disclosure.

You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining